UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

MATTRESS FIRM HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W106

(CUSIP Number)

Sharlyn C. Heslam

Berkshire Partners LLC

200 Clarendon Street, 35th Floor

Boston, MA 02116

(617) 227-0050

with a copy to:

Craig E. Marcus, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

(617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57722W106	13D	Page 2 of 23

1	Names of Reporting Persons Berkshire Partners Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,848,016
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,848,016
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,848,016
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4% *
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2015 and as updated by the Issuer’s Current Report on Form 8-K, dated February 3, 2016.

CUSIP No. 57722W106	13D	Page 3 of 23

1	Names of Reporting Persons BPSP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,848,016
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,848,016
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,848,016
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4% *
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2015 and as updated by the Issuer’s Current Report on Form 8-K, dated February 3, 2016.

CUSIP No. 57722W106	13D	Page 4 of 23

1	Names of Reporting Persons Berkshire Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,285,340
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,285,340
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,285,340
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5% *
14	Type of Reporting Person IA

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2015 and as updated by the Issuer’s Current Report on Form 8-K, dated February 3, 2016.

CUSIP No. 57722W106	13D	Page 5 of 23

1	Names of Reporting Persons Stockbridge Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,562,676
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,562,676
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,676
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.9% *
14	Type of Reporting Person IA

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2015 and as updated by the Issuer’s Current Report on Form 8-K, dated February 3, 2016.

CUSIP No. 57722W106	13D	Page 6 of 23

1	Names of Reporting Persons Berkshire Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 886,219
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 886,219
11	Aggregate Amount Beneficially Owned by Each Reporting Person 886,219
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.4% *
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2015 and as updated by the Issuer’s Current Report on Form 8-K, dated February 3, 2016.

CUSIP No. 57722W106	13D	Page 7 of 23

1	Names of Reporting Persons Berkshire Fund VIII-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 368,231
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 368,231
11	Aggregate Amount Beneficially Owned by Each Reporting Person 368,231
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0% *
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2015 and as updated by the Issuer’s Current Report on Form 8-K, dated February 3, 2016.

CUSIP No. 57722W106	13D	Page 8 of 23

1	Names of Reporting Persons Stockbridge Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,913,590
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,913,590
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,913,590
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2015 and as updated by the Issuer’s Current Report on Form 8-K, dated February 3, 2016.

CUSIP No. 57722W106	13D	Page 9 of 23

1	Names of Reporting Persons Stockbridge Absolute Return Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,357
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,357
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,357
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) less than 0.1% *
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2015 and as updated by the Issuer’s Current Report on Form 8-K, dated February 3, 2016.

CUSIP No. 57722W106	13D	Page 10 of 23

1	Names of Reporting Persons Stockbridge Master Fund (OS), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 187,154
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 187,154
11	Aggregate Amount Beneficially Owned by Each Reporting Person 187,154
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5% *
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2015 and as updated by the Issuer’s Current Report on Form 8-K, dated February 3, 2016.

CUSIP No. 57722W106	13D	Page 11 of 23

1	Names of Reporting Persons Berkshire Investors III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,818
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,818
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,818
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) less than 0.1% *
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2015 and as updated by the Issuer’s Current Report on Form 8-K, dated February 3, 2016.

CUSIP No. 57722W106	13D	Page 12 of 23

1	Names of Reporting Persons Berkshire Investors IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,072
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,072
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,072
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) less than 0.1% *
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of February 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2015 and as updated by the Issuer’s Current Report on Form 8-K, dated February 3, 2016.

CUSIP No. 57722W106	13D	Page 13 of 23

EXPLANATORY NOTE

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Mattress Firm Holding Corp., a Delaware corporation (the “Issuer”). This Statement is being filed on behalf of the Reporting Persons (as defined below).

Certain of the Reporting Persons filed a statement on Schedule 13G on September 27, 2013, as amended on February 14, 2014 and February 17, 2015 (the “Original Schedule 13G”) with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(d) of the Act and Rule 13d-1(c) thereunder, with respect to their ownership of the shares of Common Stock.

Item 1.	Security and Issuer.

This Statement relates to the Common Stock of the Issuer. This Statement supersedes and replaces the Original Schedule 13G. The principal executive offices of the Issuer are located at 5815 Gulf Freeway, Houston, Texas 77023.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”): Berkshire Partners Holdings LLC (“BPH”), BPSP, L.P., (“BPSP”), Berkshire Partners LLC (“BP”), Stockbridge Partners LLC (“SP”), Berkshire Fund VIII, L.P. (“BF VIII”), Berkshire Fund VIII-A, L.P. (“BF VIII-A”), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) (“SF”), Stockbridge Absolute Return Fund, L.P. (“SARF”), Stockbridge Master Fund (OS), L.P. (“SOS”), Berkshire Investors IV LLC (“BI IV”) and Berkshire Investors III LLC (“BI III”).

Stockbridge Associates LLC, a Delaware limited liability company (“SA”), is the general partner of SF, SARF and SOS. Eighth Berkshire Associates LLC, a Delaware limited liability company (“8BA”), is the general partner of BF VIII and BF VIII-A. The managing members of SA are Samantha A. Adams, Michael C. Ascione, Bradley M. Bloom, David C. Bordeau, Kenneth S. Bring, Jane Brock-Wilson, Kevin T. Callaghan, Christopher J. Hadley, Lawrence S. Hamelsky, Sharlyn C. Heslam, Elizabeth L. Hoffman, Matthew A. Janchar, Ross M. Jones, Thomas Y. Kuo, Richard K. Lubin, Joshua A. Lutzker, Jonathan J. Meyer, Greg Pappas, Marni F. Payne, David R. Peeler, Anil Seetharam, Raleigh A. Shoemaker, Robert J. Small and Edward J. Whelan, Jr. (the “Berkshire Principals”). The Berkshire Principals are also the managing members of BI IV, BI III and 8BA.

BPH, a Delaware limited liability company, is the general partner of BPSP, a Delaware limited partnership, which is the managing member of each of SP, the registered investment adviser for SF, SARF and SOS, as well as certain other accounts holding shares of the Issuer for which SP serves as investment adviser, and BP, the registered investment adviser for BF VIII and BF VIII-A. The Berkshire Principals are the managing members of BPH.

(b) The following address is the principal business offices of each of the Reporting Persons, SA and 8BA: 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

(c) The principal business of each of BF VIII, BF VIII-A, SF, SARF and SOS is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of SA is to act as general partner of SF, SARF, SOS and certain other accounts. The principal business of 8BA is to act as general partner of BF VIII and BF VIII-A. The principal business of SP is to act as investment manager of SF, SARF, SOS and certain other funds or managed accounts. The principal business of BP is to act as investment manager of BF VIII and BF VIII-A and certain other funds or pooled investment vehicles. The principal business of BPH and BPSP is to act as investment manager to certain investment funds. The principal occupation of each of the Berkshire Principals is Managing Director of BPH.

(d) During the last five years, none of the Reporting Persons, 8BA, SA nor the Berkshire Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, 8BA, SA nor the Berkshire Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 57722W106	13D	Page 14 of 23

(f) Each of BPH, BPSP, SP, BF VIII, BF VIII-A, SF, SARF, SOS, BI IV, 8BA and SA is organized under the laws of the State of Delaware. BP and BI III are organized under the laws of the Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The ultimate source of funds for the acquisition of the Common Stock by: (i) each of BF VIII, BF VIII-A, BI III and BI IV was capital contributions of the partners and members of such Reporting Persons, (ii) SF, SARF and SOS was capital contributions of the partners of such Reporting Persons or investment proceeds thereof and (iii) SP was capital contributed to a managed account or investment proceeds thereof advised by such Reporting Person.

The total amount of funds used by the Reporting Persons in making their purchases was $154,803,655. Of this total, SP used $17,751,306 to make purchases on behalf of a private endowment. Total amount of funds represents the purchase price for the reported shares, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons hold their shares of the Common Stock of the Company for investment purposes. The Reporting Persons intend to communicate, directly or through intermediaries, with members of the Issuer’s management and board of directors concerning options for enhancing shareholder value and other matters relating to the business and affairs of the Issuer, including discussions about the potential for representation by the Reporting Persons on the Issuer’s board of directors and discussions relating to the composition of the Issuer’s board of directors generally. These discussions may also include engaging with the Issuer on a review of its strategic activities, assessment of its organization, management of its balance sheet and the pursuit of other corporate transactions. In addition, such discussions may also include any of the actions referred to in paragraphs (a) through (j) of Item 4 of SEC Schedule 13D. The Reporting Persons intend to review their investment in the Issuer continually.

Depending upon the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may, at any time and from time to time, (i) acquire Common Stock and/or other securities of the Issuer (collectively, “Issuer Securities”), (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any items mentioned in this Statement.

The filing of this Schedule is not an admission by the Reporting Persons that they hold shares for the purpose or with the effect of changing or influencing the control of the Issuer.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

BF VIII holds 886,219 shares of the Issuer’s Common Stock. Accordingly, BF VIII has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of BF VIII, 8BA may be deemed to beneficially own 886,219 shares of Common Stock held by BF VIII. However, 8BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 8BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF VIII.

CUSIP No. 57722W106	13D	Page 15 of 23

BF VIII-A holds 368,231 shares of the Issuer’s Common Stock. Accordingly, BF VIII-A has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of BF VIII-A, 8BA may be deemed to beneficially own 368,231 shares of Common Stock held by BF VIII-A. However, 8BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 8BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF VIII-A.

BP is the registered investment adviser of BF VIII and BF VIII-A. Collectively, BF VIII and BF VIII-A directly hold 1,254,450 shares of Common Stock. Based on the two preceding sentences, BP may be deemed to beneficially own such shares of Common Stock held by BF VIII and BF VIII-A. However, BP disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that BP is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF VIII and BF VIII-A.

BI III holds 15,818 shares of the Issuer’s Common Stock. Accordingly, BI III has voting power and dispositive power with respect to such shares of Common Stock. BI III may be deemed to be, but does not admit to being, a member of a group holding over 10% of the Issuer’s outstanding Common Stock for purposes of Section 13(d)(3) of the Act.

BI IV holds 15,072 shares of the Issuer’s Common Stock. Accordingly, BI IV has voting power and dispositive power with respect to such shares of Common Stock. BI IV may be deemed to be, but does not admit to being, a member of a group holding over 10% of the Issuer’s outstanding Common Stock for purposes of Section 13(d)(3) of the Act.

BP, as the registered investment adviser of BI III and BI IV, may be deemed to beneficially own the 30,890 shares of Common Stock held by BI III and BI IV, collectively. Accordingly, BP has voting and dispositive power with respect to such shares of Common Stock.

SF holds 1,913,590 shares of Common Stock. Accordingly, SF has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SF, SA may be deemed to beneficially own 1,913,590 shares of Common Stock held by SF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SF.

SARF holds 6,357 shares of Common Stock. Accordingly, SARF has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SARF, SA may be deemed to beneficially own 6,357 shares of Common Stock held by SARF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SARF.

SOS holds 187,154 shares of Common Stock. Accordingly, SOS has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SOS, SA may be deemed to beneficially own 187,154 shares of Common Stock held by SOS. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SOS.

SP holds 455,575 shares of the Issuer’s Common Stock on behalf of certain other accounts and, as the registered investment adviser of SF, SARF and SOS, may be deemed to beneficially own the 2,107,101 shares of Common Stock held by SF, SARF and SOS, collectively. Accordingly, SP has voting and dispositive power with respect to such shares of Common Stock.

BPH is the general partner of BPSP, which is the managing member of each of SP and BP. As the managing member of SP and BP, BPSP may be deemed to beneficially own shares of common stock that are beneficially owned by SP and BP. As the general partner of BPSP, BPH may be deemed to beneficially own shares of common stock that are beneficially owned by BPSP. BPH, BPSP, BP, SP, 8BA and SA are under common control and may be deemed to be, but do not admit to being, a group for purposes of Section 13(d)(3) of the Act.

CUSIP No. 57722W106	13D	Page 16 of 23

By virtue of their positions as managing members of BPH, BPSP, BP, SP, 8BA and SA, certain of the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by BF VIII, BF VIII-A, BI III, BI IV, SF, SARF, SOS and SP. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by such Reporting Persons, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

Pursuant to the Company’s Quarterly Report on Form 10-Q for the period ended November 3, 2015 and as updated by the Issuer’s Current Report on Form 8-K, dated February 3, 2016, there were 37,034,504 shares of Common Stock issued and outstanding as of February 5, 2016. Accordingly, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 10.4% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:

i.	BPH beneficially owns 10.4% of the Issuer’s Common Stock.

ii.	BPSP beneficially owns 10.4% of the Issuer’s Common Stock.

iii.	BP beneficially owns 3.5% of the Issuer’s Common Stock.

iv.	SP beneficially owns 6.9% of the Issuer’s Common Stock.

v.	BF VIII beneficially owns 2.4% of the Issuer’s Common Stock.

vi.	BF VIII-A beneficially owns 1.0% of the Issuer’s Common Stock.

vii.	SF beneficially owns 5.2% of the Issuer’s Common Stock.

viii.	SARF beneficially owns less than 0.1% of the Issuer’s Common Stock.

ix.	SOS beneficially owns 0.5% of the Issuer’s Common Stock.

x.	BI III beneficially owns less than 0.1% of the Issuer’s Common Stock.

xi.	BI IV beneficially owns less than 0.1% of the Issuer’s Common Stock.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group. BP, BF VIII, BF VIII-A and 8BA acknowledge that they are part of a “group” for purposes of Section 13(d)(3). However, the filing of this Statement shall not be construed as an admission that BI IV, BI III, SF, SARF, SOS, SP or SA are a part of a group, or have agreed to act as a part of a group.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the last 60 days, are set forth below. All reported transactions represent open market purchases that were effected on the Nasdaq Global Select Market.

Transaction Date	Reporting Person*								Price Per Share*
	BF VIII	BF VIII-A	BI IV	BI III	SF	SARF	SOS	SP
12/21/2015	13,036	5,416	1,121	427	—	—	—	—	$44.9641
12/22/2015	256,134	106,427	4,263	4,771	—	—	—	—	$44.2643
12/23/2015	1,381	573	22	24	—	—	—	—	$44.9715
12/28/2015	62,134	25,818	981	1,067	—	—	—	—	$43.6398
12/29/2015	55,236	22,950	868	946	—	—	—	—	$44.6520
12/30/2015	28,031	11,648	441	480	—	—	—	—	$44.4906
12/31/2015	20,714	8,607	325	354	—	—	—	—	$44.7461
1/4/2016	36,248	15,060	571	621	—	—	—	—	$44.4423
1/5/2016	13,691	5,690	214	235	—	142	2,453	6,575	$44.8569
1/6/2016	1,381	573	22	24	—	—	—	—	$44.4756
1/8/2016	24,159	10,039	385	417	—	—	—	—	$40.9685
1/11/2016	17,514	7,277	278	301	—	—	—	—	$41.2347
1/14/2016	34,525	14,345	538	592	—	—	—	—	$42.1142
1/15/2016	41,096	17,076	648	709	—	—	—	5,471	$39.8102
1/19/2016	41,818	17,375	657	719	—	—	—	6,431	$40.2736
1/20/2016	39,217	16,295	616	676	—	—	—	6,525	$39.4208
1/21/2016	23,755	9,871	326	408	—	—	—	6,640	$40.4551
1/22/2016	—	—	—	—	—	—	—	7,000	$41.1597
1/25/2016	—	—	—	—	—	—	—	4,575	$40.2987
1/26/2016	—	—	—	—	—	—	—	4,767	$38.0643
1/27/2016	—	—	—	—	—	—	—	4,650	$38.0438
1/28/2016	—	—	—	—	—	—	—	4,789	$37.2555
2/4/2016	74,674	31,028	1,188	1,293	92,047	—	9,770	—	$33.7211
2/5/2016	42,798	17,783	679	740	—	—	—	—	$33.3788
2/8/2016	58,677	24,380	929	1,014	—	—	—	—	$34.1268

*	The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions). The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each price.

CUSIP No. 57722W106	13D	Page 17 of 23

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A         Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2016

BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE PARTNERS LLC

By:	BPSP, L.P.,
its managing member

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE PARTNERS LLC

By:	BPSP, L.P.,
its managing member

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

CUSIP No. 57722W106	13D	Page 19 of 23

BERKSHIRE FUND VIII, L.P.

By:	Eighth Berkshire Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE FUND VIII-A, L.P.

By:	Eighth Berkshire Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE MASTER FUND (OS), L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

CUSIP No. 57722W106	13D	Page 20 of 23

BERKSHIRE INVESTORS IV LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Mattress Firm Holding Corp. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated: February 9, 2016

BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE PARTNERS LLC

By:	BPSP, L.P.,
its managing member

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE PARTNERS LLC

By:	BPSP, L.P.,
its managing member

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

CUSIP No. 57722W106	13D	Page 22 of 23

BERKSHIRE FUND VIII, L.P.

By:	Eighth Berkshire Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE FUND VIII-A, L.P.

By:	Eighth Berkshire Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE MASTER FUND (OS), L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

CUSIP No. 57722W106	13D	Page 23 of 23

BERKSHIRE INVESTORS IV LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director